SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

310 HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

4536 Portage Road, Niagara Fall
Ontario Canada L2E6A8

(289) 668-7222
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

July 29, 2009
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

John Bordynuik

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

 UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
41,059,593
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
41,059,593
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,059,593

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

(14) TYPE OF REPORTING PERSON

IN

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ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of  310 HOLDINGS, INC, a Nevada corporation, with its principal place of business located at 4536 Portage Road, Niagara Fall, Ontario Canada L2E6A8.  The telephone number is (289) 668-7222.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is John Bordynuik who is hereinafter sometimes referred to as the “Reporting Person.” John Bordynuik who is located at 4536 Portage Road, Niagara Fall, Ontario, Canada.  The telephone number is (289) 668-7222.

John Bordynuik is a Chief Executive Officer, Secretary and Director of 310 HOLDINGS, INC., a Nevada corporation, with its principal place of business located at 4536 Portage Road, Niagara Fall, Ontario Canada L2E6A8. The telephone number is (289) 668-7222 and the fax number is (905)354-1062.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

40,250,000 shares were acquired by the Reporting Person for $80,000 and the additional 809,953 shares were issued pursuant to an asset purchase agreement with the Company.

ITEM 4. PURPOSE OF TRANSACTION.

40,250,000 shares of the Issuer's common stock were acquired by  the Reporting Person on April 24, 2009 and an additional 809,953 shares were issued to the Reporting Person pursuant to an Asset Purchase Agreement dated June 25, 2009.

TEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person has 41,059,593 common shares of the Issuer.  Such amount represents approximately 64 % of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2009

By:	/s/ John Bordynuik
John Bordynuik
Director

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